Exhibit 99.1

OneSmart Announces US$30 Million Share Repurchase Program

SHANGHAI, October 5, 2018 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), the largest premium K-12 after-school education service provider in China, today announced that its board of directors has authorized a share repurchase program to repurchase up to US$30.0 million worth of its shares over the next 12 months, subject to market conditions.

Share repurchases may be made by the Company from time to time in open market transactions at prevailing market prices, block transactions, and/or in privately negotiated transactions and are subject to relevant rules under the Securities Exchange Act of 1934, as amended (the “Act”). The Company will also effect repurchase transactions in compliance with Rules 10b5-1 and 10b-18 under the Act and the Company’s insider trading policy. OneSmart’s board of directors will review the share repurchase program periodically, and may authorize adjustments of its terms and size. The Company plans to fund repurchases from its existing cash balance or future cash generated by operating activities. As of May 31, 2018, the Company had cash and cash equivalents of RMB1,513.3 million (US$236.1 million) and short-term investments of RMB841.1 million (US$131.2 million).

Mr. Steve Xi Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “This share repurchase program reflects the confidence that the Board and management have in OneSmart’s future business prospects, operating fundamentals and strategy to further strengthen our leadership position in China’s premium education market. We are pleased that our strong cash generating capabilities enable us to create and return long-term sustainable value for our shareholders.”

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is the largest premium K-12 after-school education service provider in China in terms of revenue in 2016 and 2017, according to Frost & Sullivan. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 after-school education platform that encompasses OneSmart VIP (exam preparation services for students from 3rd to 12th grade), HappyMath (kids mathematics services for children aged 3 to 8 years old) and FasTrack English (kids English services for children aged 3 to 8 years old). As of May 31, 2018, OneSmart operated a nationwide network of 302 study centers across 43 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5826-4939

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com